# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C/A

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Remedy Processors LLC

*Legal status of issuer*

     *Form*
     Limited Liability Company

     *Jurisdiction of Incorporation/Organization*
     California

     *Date of organization*
     December 10, 2018

*Physical address of issuer*
7919 Silverton Ave #402, San Diego, CA 92126

*Website of issuer*
www.remedyprocessors.com

*Name of intermediary through which the Offering will be conducted*
MicroVenture Marketplace Inc.

*CIK number of intermediary*
0001478147

***SEC file number of intermediary***
008-68458

***CRD number, if applicable, of intermediary***
152513

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering***
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

***Name of qualified third party "Escrow Agent" which the Offering will utilize***
Evolve Bank & Trust

***Type of security offered***
Crowd Notes

***Target number of Securities to be offered***
25,000
*Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.*

***Price (or method for determining price)***
$1.00

***Target offering amount***
$25,000.00

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

***Maximum offering amount (if different from target offering amount)***
$250,000.00

*Deadline to reach the target offering amount*
April 19, 2021

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
10

|  | **Most recent fiscal year-end (December 31, 2019)** | **Prior fiscal year-end (December 31, 2018)** |
|---|---|---|
| **Total Assets** | $152,698.12 | $0.00 |
| **Cash & Cash Equivalents** | $27,977.86 | $0.00 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $80,267.78 | $0.00 |
| **Long-term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $20,275.00 | $0.00 |
| **Cost of Goods Sold** | $0.00 | $0.00 |
| **Taxes Paid** | $6,276.00 | $0.00 |
| **Net Income** | -$287,895.69 | $0.00 |

*The jurisdictions in which the issuer intends to offer the Securities:*
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**December 16, 2020**

**FORM C/A**

**Up to $250,000.00**

**Remedy Processors LLC**



**Explanatory Note**

Remedy Processors LLC., (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on November 19, 2020. This Amendment is filed to add information related to a new, outside investment and to update the valuation caps of the offered crowd notes in light of such investment.

# Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Remedy Processors LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). The Intermediary will receive a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

|  | Price to Investors | Service Fees and Commissions (1) | Net Proceeds |
| --- | --- | --- | --- |
| **Minimum Individual Purchase Amount** | $100.00 | $5.00 | $95.00 |
| **Aggregate Minimum Offering Amount** | $25,000.00 | $1,250.00 | $23,750.00 |
| **Aggregate Maximum Offering Amount** | $250,000.00 | $12,500.00 | $237,500.00 |

(1)    This excludes fees to Company's advisors, such as attorneys and accountants. In addition, the Intermediary will receive a number of Crowd Notes equal to 2% of the Crowd Notes sold in the Offering.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.remedyprocessors.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C/A is December 16, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

**NASAA UNIFORM LEGEND**

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**SPECIAL NOTICE TO CANADIAN INVESTORS**

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

**NOTICE REGARDING ESCROW AGENT**

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

*Forward Looking Statement Disclosure*

*This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form*

*C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.remedyprocessors.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

**About this Form C/A**

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Remedy Processors LLC (the "Company") is a California Limited Liability Company, formed on December 10, 2018. The Company is currently also conducting business under the name of Remedy.

The Company is located at 7919 Silverton Ave #402, San Diego, CA 92126.

The Company's website is www.remedyprocessors.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

## The Business

Remedy is a research and development-based cannabis company focused on the separation, isolation, and remediation of pure cannabis compounds from Cannabis Sativa L ("hemp" and "cannabis"). Our primary focus is removing the THC (remediation) from hemp concentrates for the legal sale of hemp-derived products (including CBD). We charge a fee for our services which our clients pay upon receipt of our services.

## The Offering

| | |
|---|---|
| **Minimum amount of Crowd Notes being offered** | $25,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if minimum amount reached)** | $25,000 Principal Amount |
| **Maximum amount of Crowd Notes being offered** | $250,000 Principal Amount |
| **Total Crowd Notes outstanding after Offering (if maximum amount reached)** | $250,000 Principal Amount |
| **Purchase price per Security** | $1.00 |
| **Minimum investment amount per investor** | $100.00 |
| **Offering deadline** | April 19, 2021 |
| **Use of proceeds** | See the description of the use of proceeds on page 25 hereof. |
| **Voting Rights** | See the description of the voting rights on page 34 hereof. |

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

## RISK FACTORS

### Risks Related to the Company's Business and Industry

***The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.***
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact,

among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

***We have a history of losses and our future profitability is uncertain. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.***
We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our testing platform, further develop our business and make technology enhancements. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

***We are an early stage company with limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***
We were organized as a California limited liability company on December 10, 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

***We may not be able to manage future growth effectively.***
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

***We need to continue as a going concern if our business is to succeed.***
Because of our recurring losses and negative cash flows from operations, we may not be able to continue as a going concern in the future. Reasons for our possible failure to continue as a going concern include our historical net losses, limited working capital, requirement to repay short and long term indebtedness and the need for additional financing to implement our business plan. If we are not able to attain profitability in the near future our financial condition could deteriorate further, which would have a material adverse impact on our business and prospects and result in a significant or complete loss of your investment. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

***In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

***The development and commercialization of our products and services is highly competitive.***

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include both small and major companies worldwide, such as Tennessee Harvester, Treehouse Hemp, Green Machine Labs, ARSNL Labs and Centuria Remediation. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize our products and services These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

***We may plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Jason Burstein, Gabriel Mandell, Jesse Mandell, and Pablo Mitre who are CEO, CTO, COO, and CFO at the Company. The Company has or intends to enter into employment agreements with Jason Burstein, Gabriel Mandell, Jesse Mandell, and Pablo Mitre although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jason Burstein, Gabriel Mandell, Jesse Mandell, and Pablo Mitre or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.***

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Jason Burstein, Gabriel Mandell, Jesse Mandell, and Pablo Mitre in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Jason Burstein, Gabriel Mandell, Jesse Mandell, and Pablo Mitre die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***Changes in employment laws or regulation could harm our performance.***

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in qualification requirements, minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding cannabis would prevent us from executing our business plan.***
Cannabis is a Schedule I controlled substance under the Controlled Substance Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws or conspire with another to violate them. In United States v. Oakland Cannabis Buyers' Cooperative and Gonzales v. Raich, the U.S. Supreme Court ruled that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to execute our business plan if the federal government were to strictly enforce federal law regarding cannabis.

The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the Cole Memo, the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property.

In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, is effective only until April 28, 2017 and must be renewed by Congress. In United States vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals.

On January 4, 2018, Attorney General Jeff Sessions issued a memorandum to all Unites States Attorneys concerning marijuana enforcement, stating "Given the Department's well-established general principles, previous nationwide guidance specific to marijuana enforcement [including the Cole Memo] is unnecessary and is rescinded, effective immediately". However, Donald Trump subsequently signaled that he would support congressional efforts to protect those states that had legalized marijuana. Sessions resigned as Attorney General on November 7, 2018.

In April 2019, the Strengthening the Tenth Amendment Through Entrusting States ("STATES") Act was reintroduced in the United States Senate by a bipartisan group of lawmakers. The STATES Act would, in part, amend the federal Controlled Substances Act such that its provisions would not apply to any individual acting in accordance with state or tribal marijuana laws.

Furthermore, financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statutes and the Bank Secrecy Act. However, supplemental guidance from the U.S. Department of Justice directed federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Accordingly, the Treasury Department's Financial Crimes Enforcement Network ("FinCEN") established suspicious activity reporting guidelines for those banks serving marijuana related businesses that complemented the Cole Memo's eight priorities.

Sessions' rescission of the Cole Memo has not resulted in an increase in financial crimes enforcement against cannabis-related businesses, likely because FinCEN did not rescind its marijuana banking guidance.

Federal prosecutors have significant discretion, and there is no guarantee that the federal prosecutor in those judicial districts in which we conduct business will not choose to strictly enforce federal laws governing cannabis production or distribution. At this time, it is unknown if the STATES Act will become law or if the Trump administration will change the federal government's current enforcement posture with respect to state-licensed medical-use cannabis. Any such change in the federal government's current enforcement posture with respect to state-licensed cultivation of medical-use cannabis would result in our inability to execute our business plan and we would suffer significant losses and be required to cease operations.

Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would have a material negative impact on our business.

***Assets leased to cannabis businesses may be forfeited to the federal government.***
Any assets used in conjunction with the violation of federal law are potentially subject to federal forfeiture, even in states where cannabis is legal. If the federal government decides to initiate forfeiture proceedings against cannabis businesses, we may lose all of our assets.

***The SEC is monitoring the cannabis industry and may halt or prevent the Offering or sale of our securities due to the bad acts of others.***
On May 16, 2014 and again on September 5, 2018, the SEC's Office of Investor Education and Advocacy issued an Investor Alert to warn investors about potential risks involving investments in marijuana-related companies. The SEC has noted an increase in the number of investor complaints regarding marijuana-related investments and has issued temporary trading suspensions for the common stock of various different marijuana-related companies. Due to the stigma created by the bad acts of others in the industry, the SEC may halt trading and offerings in all marijuana-related companies which would have a material adverse effect on our ability to raise capital and our business.

***Our ability to grow our business depends on state laws pertaining to the cannabis industry.***
Continued development of the medical-use cannabis industry depends upon continued legislative authorization of cannabis at the state level. The status quo of, or progress in, the regulated medical-use cannabis industry is not assured and any number of factors could slow or halt further progress in this area. While there may be ample public support for legislative action permitting the manufacture and use of cannabis, numerous factors impact the legislative process. For example, states that voted to legalize medical and/or adult-use cannabis in the November 2016 election cycle have seen significant delays in the drafting and implementation of regulations related to the industry. In addition, burdensome regulation at the state level could slow or stop further development of the medical-use cannabis industry, such as limiting the medical conditions for which medical cannabis can be recommended by physicians for treatment, restricting the form in which medical cannabis can be consumed, imposing significant registration requirements on physicians and patients or imposing significant taxes on the growth, processing and/or retail sales of cannabis, which could have the impact of dampening growth of the cannabis industry and making it difficult for cannabis businesses to operate profitably in those states.

FDA regulation of medical-use cannabis and the possible registration of facilities where medical-use cannabis is grown could negatively affect the medical-use cannabis industry and our financial condition.

Should the federal government legalize cannabis for medical-use, it is possible that the U.S. Food and Drug Administration, or the FDA, would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations including certified good manufacturing practices, or cGMPs, related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the FDA and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, we do not know what the impact would be on the medical-use cannabis industry, including what costs, requirements and possible prohibitions may be enforced. If we are unable to comply with the regulations or registration as prescribed by the FDA, we may be unable to continue to operate.

***We may have difficulty accessing the service of banks, which may make it difficult to contract for real estate needs.***
Financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under the federal money laundering statutes, unlicensed money transmitter statute and the Bank Secrecy Act. Recent guidance issued by FinCen, a division of the U.S. Department of the Treasury, clarifies how financial institutions can provide services to cannabis-related businesses consistent with their obligations under the Bank Secrecy Act. Furthermore, supplemental guidance from the U.S. Department of Justice directs federal prosecutors to consider the federal enforcement priorities enumerated in the "Cole Memo" when determining whether to charge institutions or individuals with any of the financial crimes described above based upon cannabis-related activity. Nevertheless, banks remain hesitant to offer banking services to cannabis-related businesses. Consequently, those businesses involved in the regulated medical-use cannabis industry continue to encounter difficulty establishing banking relationships. Our inability to maintain our current bank accounts would make it difficult for us to operate our business, increase our operating costs, and pose additional operational, logistical and security challenges and could result in our inability to implement our business plan.

***The Internal Revenue Code provides a higher tax rate for cannabis industry businesses.***
Internal Revenue Code section 280E prohibits medical-marijuana businesses from deducting their ordinary and necessary business expenses, forcing them to contend with higher effective federal tax rates than similar companies in other industries. Our effective tax rate depends on how large our ratio of nondeductible expenses is to our total revenues, but it can be as high as 90%. This relatively higher tax rate will affect our future profitability and could cause us to perform worse than investments in different industries.

***Laws and regulations affecting the regulated cannabis industry are constantly changing, which could materially adversely affect our proposed operations, and we cannot predict the impact that future regulations may have on us.***
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***In general, demand for our products and services is highly correlated with general economic conditions.***
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.***
Demand for our products is subject to the level of consumer demand for cannabis. The level of new cannabis purchases is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, and patterns of consumer spending. Consumer preferences also impact the demand for new cannabis purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

***Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.***

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

***Product liability claims could adversely impact our business and reputation.***

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the licensed cannabis industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

***We may be subject to litigation despite compliance with regulations and industry standards.***

We spend substantial resources ensuring that we comply with governmental safety regulations on both a state and local level. Compliance with governmental standards, however, does not necessarily prevent individual or class actions, which can entail significant cost and risk. Litigation also is inherently expensive and uncertain, and we could experience significant adverse results, including negative public opinion.

***A majority of the Company is owned by a small number of owners.***

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 84.94% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners will be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***The Company has indicated that it has engaged in certain transactions with related persons.***
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

## Risks Related to the Securities

***Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.***
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

### No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.***
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

***The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.***
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term

nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***You will not have a vote or influence on the management of the Company.***
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

***The Company has the right to extend the Offering deadline.***
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

***The Company has the right to end the Offering early.***
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

***There is no present market for the Securities, and we have arbitrarily set the price.***
We have arbitrarily set the price of the Securities. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

***Purchasers will be unable to declare the Security in "default" and demand repayment.***
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

***The Company may never elect to convert the Securities or undergo a liquidity event.***
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could

be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.***

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

***The Company has the right to conduct multiple closings during the Offering.***

If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether it will successfully effectuate its current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other things, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**BUSINESS**

**Description of the Business**

Remedy is a research and development-based cannabis company focused on the separation, isolation, and remediation of pure cannabis compounds from Cannabis Sativa L ("hemp" and "cannabis"). Our primary focus is removing the THC (remediation) from hemp concentrates for the legal sale of hemp-derived products (including CBD). We charge a fee for our services which our clients pay upon receipt of our services.

**Business Plan**

Our strategy is to continue increasing our THC remediation capacity to serve both our 3rd party THC remediation services and build up our premium concentrates wholesale division. While we believe there to be an excess of demand for quality THC remediation services, we believe it is being commoditized. To mitigate this risk, we are focused on decreasing our processing costs and gradually allocating more processing capacity and R&D resources to develop better, custom formulated premium concentrates. As we intend on increasing our processing capacity, we plan on also strengthening relationships with our suppliers to assure quality supply and utilize the least amount of working capital for starting raw material as we scale. Looking a couple years ahead, we hope to have a recognizable premium concentrates brand that we believe will facilitate for us being a key partner for suppliers, manufacturers, and brands. It could possibly also open the door to other business opportunities like financing our own suppliers and developing our own retail brands.

**History of the Business**

**The Company's Products and/or Services**

| Product / Service | Description | Current Market |
|---|---|---|
| THC Remediation | Remove THC and other unwanted materials from hemp-derived extracts. | Medium and large hemp farms in California, Colorado, and the Midwest with revenue between $5M and $50M per year, who tend to have extraction capabilities in house and need a remediation partner to commercialize their products. |
| Custom Formulation | Custom-made premium hemp-derived oils for specific formulations. Clients who want a sleep-aid product versus a workout recovery product need different cannabinoid formulations. We create these formulations | Medium and large hemp farms in California, Colorado, and the Midwest with revenue between $5M and $50M per year, who tend to have extraction capabilities in house and need a remediation partner to commercialize their products. |
| Premium Hemp-Derived Broad-Spectrum Distillates (Wholesale) | Premium Single, Double and Triple Distilled CBD Broad Spectrum (THC-Free). | Small and medium size luxury cosmetic formulation labs and brands in California, New York, and the Midwest with revenue under $25M per year and are increasingly producing more formulas with hemp extracts for their own brands and their clients. |
| Premium Hemp-Derived Full Spectrum Distillates (Wholesale) | Premium Single, Double and Triple Distilled CBD Full Spectrum (Complaint in all 50 states). | Small and medium size luxury cosmetic formulation labs and brands in California, New York, and the Midwest with revenue under $25M per year and are increasingly producing more formulas with hemp extracts for their own brands and their clients. |
| Premium Hemp-Derived Isolates (Wholesale) | Premium CBD and CBG Isolate powder. | Medium and large size manufacturers in the Los Angeles and San Diego area who make their own custom formulations. |
| Consulting | Help companies develop luxury cosmetic and lifestyle | Cosmetic companies typically based out of California and |

| | CBD-infused products with top quality ingredients. | New York who are under $20M in annual revenue and want to expand their product offering and margins by adding a CBD-infused product. |
|---|---|---|

We are constantly researching and developing new ways to serve the demand for premium CBD-infused products with different combinations of cannabinoids. We currently offer premium formulation extracts for cosmetic and lifestyle brands and are hoping to expand our offerings to food and beverage brands by the end of this year. The investment will be used for chromatography machines that will increase our processing capacity 10x, to speed up our R&D, and working capital to build our wholesale presence faster.

We currently reach our customers through referrals from our clientele. We also offer our wholesale luxury CBD extracts via our website and through Alibaba.

**Competition**

The Company's primary competitors are Tennessee Harvester, Treehouse Hemp, Green Machine Labs, ARSNL Labs and Centuria Remediation.

We operate in a competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging market which is the U.S.

**Customer Base**

Our customers are medium and large hemp farms in California, Colorado, Arkansas, and the Midwest with revenue between $5M and $50M per year who tend to have extraction capabilities in house and need a remediation partner to commercialize their products. Also, small and medium size luxury cosmetic formulation labs and brands across the country with revenue under $25M per year and are increasingly producing more formulas with hemp extracts for their own brands and their clients.

**Intellectual Property**

The Company currently doesn't have any intellectual property. It is rather focusing on creating trade secrets related to its chromatography. The Company is not patenting these so as to prevent potential competitors from copying the techniques.

**Governmental/Regulatory Approval and Compliance**

Our business has been and will continue to be subject to the Federal Farm Bill of December 2018 and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 7919 Silverton Ave #402, San Diego, CA 92126.

The Company has the following additional address: 117 Winston St Unit 703 Los Angeles, CA 90013

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

**USE OF PROCEEDS**

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

| Use of Proceeds | % of Minimum Proceeds Raised | Amount if Minimum Raised | % of Maximum Proceeds Raised | Amount if Maximum Raised |
|---|---|---|---|---|
| Intermediary Fees | 5.00% | $1,250 | 5.00% | $12,500 |
| Equipment | 70.00% | $17,500 | 70.00% | $175,000 |
| Marketing | 10.00% | $2,500 | 10.00% | $25,000 |
| Working Capital | 10.00% | $2,500 | 10.00% | $25,000 |
| General and Administration | 5.00% | $1,250 | 5.00% | $12,500 |
| **Total** | **100.00%** | **$25,000** | **100.00%** | **$250,000** |

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

_____

The Company does have discretion to alter the use of proceeds as set forth above. The Company has the discretion to alter the use of proceeds based on general economic conditions or a change in business needs.

## DIRECTORS, OFFICERS AND EMPLOYEES

| Name | Remedy Processors Positions | Employment Responsibilities | Employment History for Past Three Years | Education Background |
|---|---|---|---|---|
| Jason Burstein | CEO, Director | January 2019 - Present<br><br>Responsible for sales, growth, and business development. Also, leads overall company strategy. | Head of Business Development and Operations at Field Extracts, January 2018 - January 2019 | B.S. in Film and Digital Media at University of California Santa Cruz, 2011 |
| Gabriel Mandell | CTO, Director | January 2019 – Present<br><br>Responsible for conducting research and development and optimization of laboratory processes. | Patent prosecution Engineer, Frederick Dorwart Lawyers, June 2016 – May 2019 | B.S. in Chemical Engineering from USC where he also received the Presidential Scholarship and was on the Viterbi School of Engineering Dean's List from 2014-2016 |
| Jesse Mandell | COO | June 2019 – Present<br><br>Responsible for operations inside the lab, employee management, and equipment maintenance | Assistant Manager and Development Manager at Amichis Risto Bar, June 2018 – June 2019 | B.S in Mechanical Engineering from Calpoly San Luis Obispo, 2018 |
|  |  |  |  |  |

| Pablo Mitre | CFO | May 2019 – Present<br><br>Responsible for overseeing all financial aspects of the company and leading and executing our business development and growth strategy | Head of Business Development and Strategy at Remedy Processors, November 2019 – May 2019<br><br>Head of Growth at Matilock Inc., November 2018 - November 2019 | B.S. in Finance from the Kelley School of Business at Indiana University, 2015<br><br>B.S. in Corporate Innovation and Entrepreneurship from the Kelley School of Business at Indiana University, 2015 |

### *Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

### Employees

The Company currently has 10 employees in California.

The Company does not have any employment/labor agreements in place.

### CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Membership Interests |
|---|---|
| Amount Outstanding | 13.041% interest |
| Voting Rights | At a duly convened meeting of the members, each member has the right to vote in proportion to the member's percentage interest in the Company. |
| Anti-Dilution Rights | None |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | None |
| Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities). | 100% |
| Other Material Terms | In November 2020, an angel investor invested $500,000 into Remedy Processors LLC for 13.041% ownership of the entity, at a $3.84 million post-money valuation. |

The Company has the following debt outstanding:

| Type of debt | Credit Card |
|---|---|
| Name of creditor | Chase Bank |
| Amount Outstanding | $59,606 |
| Interest Rate | 13.24% |
| Payment Schedule | Monthly; Minimum payment is 2.1% of the outstanding balance |
| Other material terms | None |

| Type of debt | Loan from Shareholder |
|---|---|
| Name of creditor | Tony Yuan |
| Amount Outstanding | $81,485 |
| Interest Rate | 10% |
| Payment Schedule | Due on December 31, 2020. |
| Other material terms | N/A |

| Type of debt | PPP loan |
|---|---|
| Name of creditor | Bank of America |
| Amount outstanding | $6,000.00 |
| Interest rate and payment schedule | 1% per Annum |
| Describe any collateral or security | N/A |
| Maturity date | May 31, 2022 |
| Other material terms | Loan may be subject to forgiveness provision stating the principal and any subsequent interest payments of this loan may be forgiven upon request of the company assuming certain measures are followed. Measures include spending at least 75% of the forgiven loan amount on payroll-related expenses. |

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering | Other Terms |
|---|---|---|---|---|---|---|
| Membership Interests | 1 | $500,000.00 | General working capital, operating costs, and product development | November 2020 | Section 4(a)(2) | $500,000 invested for 13.04% ownership of membership interests. This investment was made at a $3.84 million post-money valuation. |

## Ownership

Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned Prior to Offering |
|---|---|
| Jason Burstein | 54.36% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

The Company has been funded directly from investments from the partners, a loan, and revenue generated. Following the Offering, we hope to have enough liquidity to execute our business plan until Q2 2022. We aim to be profitable by the end of Q2 2021. Our significant challenges are to scale our current processing capacity so as to begin accepting larger clients, as well as developing and marketing new viable premium concentrates in a competitive environment and sourcing consistent third party quality suppliers to ensure we have sufficient and high quality material when necessary.

The Company hopes to achieve profitability within the next 12 months by increasing our production capacity, driving down processing costs per gram, acquiring additional wholesale clients, and launching five new custom formulated concentrates.

**Liquidity and Capital Resources**

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically increasing our processing capacity and allow us to open up to the market segment with large processing contracts. The Offering proceeds will have a beneficial effect on our liquidity, as of October 2020, we had $12,658 in cash on hand. The Company expects to increase its cash on hand in December 2020, as it expects to close on the $500,000 investment before the end of the year.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the short term.

**Material Changes and Other Information**

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Company is offering up to $250,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 19, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering, and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

*Commission/Fees*

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

*Stock, Warrants and Other Compensation*

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

*Transfer Agent and Registrar*

The Company will act as transfer agent and registrar for the Securities.

**The Securities**

We request that you please review our offering materials and the Crowd Note in conjunction with the following summary information.

**Authorized Capitalization**

See "CAPITALIZATION AND OWNERSHIP" above.

**General**

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company equity at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

**Events Triggering Conversion of Crowd Notes**

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital interests of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital interests of our company upon the earlier of (i) our company's election to convert your Crowd Notes, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

**Qualified Equity Financing**

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred membership interests following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into units of our preferred membership interests that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Interests, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Interests will be on the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive units of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount (which is 20%), and (b) the price paid per share for preferred membership interests by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($4.25 million or $5.5 million, depending on whether the Purchaser is an early bird investor), as defined below by (b) the total number of our units of capital interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital interests), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred membership interests upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred membership interests that is identical in all respects to the units of preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Membership Interests in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series unitholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

**Corporate Transaction and Corporate Transaction Payment**

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital interests of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital interests of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above) that, you will receive the higher of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2x your principal amount) or (ii) the number of units of preferred membership interests of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our interests of capital membership interests that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital membership interests), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

**Termination of Crowd Note**

The Crowd Notes will terminate upon the earlier of: (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

**No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights**

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Interests, shadow series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any unitholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (iii) as part of an IPO or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital interests into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**Additional Transfer Restrictions**

You may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

**IPO Lock Up**

Upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

**Other Material Terms**

The Company does not have the right to repurchase the Securities.

**TAX MATTERS**

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**
**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

| Related Person/Entity | Ming Yuan |
|---|---|
| Relationship to the Company | Former officer and partner |
| Total amount of money involved | $80,000.00 |
| Benefits or compensation received by related person | Jason Burstein is responsible for purchasing Ming Yuan's membership interest. |
| Benefits or compensation received by Company | None. |
| Interest Rate | 10% per annum, starting June 1, 2020 |
| Maturity Date | December 31, 2020 |
| Description of the transaction | Ming Yuan, a former partner and officer of the company, sold the totality of his membership interest to Jason Burstein, the CEO and founder of the Company. |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jason Burstein
(Signature)

Jason Burstein
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Burstein
(Signature)

Jason Burstein
(Name)

Chief Executive Officer
(Title)

12/16/2020
(Date)

I, Jason Burstein, being the founder of Remedy Processors LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), unitholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company filed for the year ended December 31, 2019.

/s/Jason Burstein
(Signature)

Jason Burstein
(Name)

Chief Executive Officer
(Title)

12/16/2020
(Date)

**EXHIBITS**

Exhibit A Financial Information
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Pitch Deck

## EXHIBIT A

*Financial Information*

Financial Statement Notes

Note A - NATURE OF OPERATIONS

Remedy Processors LLC was formed on December 10th, 2018 in the state of California. The financial statements of Remedy Processors LLC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The LLC's headquarters are in San Diego, California.

Remedy Processors LLC, engages in the research and development of all the different cannabinoids in the hemp plant. The company offers services to other companies that involve the separation, isolation, and synthetic conversion different cannabinoids to create value for our customers. The company has also developed their own targeted cannabinoid formulas that customers can purchase to create their hemp derived products.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in near term.

Cash and Cash Equivalents

For the purpose of statement of cash flows, all highly liquid debt instruments purchased with an original maturity of three months or less are cash equivalents.

Revenue

Recognition Revenue will be recognized from sale of our products when (a) persuasive evidence that an agreement exists; (b) the customer services has been performed; (c ) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of amounts due is reasonably assured.

Advertising and Marketing

The Company's advertising and marketing costs are expensed as incurred. During the year ended December 31, 2019, the company recognized $0 in advertising and marketing.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in first out method ("FIFO"). The Company analyzes inventory for any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2019 the Company determined no such impairment charge necessary. During the year ended December 31, 2019, the Company recognized $0 in inventory. The make-up of the inventory is finished goods (creams, oils, shampoo, and other cosmetic products) ready to be offered for sale to consumers through the company website or direct sales channels.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States ("U.S."). The company recorded a net operating loss of $287,895.69 in 2019, which it may receive future tax benefits. Also, since the Company is a Limited Liability Company ("LLC") and, as such, all income and expenses flow through it's members, thus no provision for income taxes necessary. The Company is subject to tax in the U.S., and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The company is subject to U.S. Federal, state and local income tax examination by tax authority for all period since Inception. The Company currently is not under examination by any tax authority.

NOTE 3 - OWNER'S EQUITY

During the year ending December 31, 2019, $360,000 was contributed by owner as equity.

NOTE 4 – DEBT

Line of Credit

In 2019, the Company received a revolving line of credit through JP Morgan Chase bank in exchange for cash for the purpose of funding continuing operations ("the Line of Credit"). The line of credit carries a variable interest rate and monthly payment based on the outstanding balance owed.

Loans Payable

In 2019, the company issued a loan payable in exchange for cash for the purpose of funding continuing operations ("the Loans Payable"). The loan carries an interest rate of 10% per annum and is due on December 31st, 2020. The Company will begin monthly payments of this loan this year until it is completely payed and balance is zero.

# Remedy

## PROFIT AND LOSS

### January - December 2019

|  | TOTAL |
|---|---:|
| Income |  |
| Sales | 20,275.00 |
| **Total Income** | **$20,275.00** |
| GROSS PROFIT | **$20,275.00** |
| Expenses |  |
| Bank Charges & Fees | 811.68 |
| Insufficient Funds Fee | 136.00 |
| **Total Bank Charges & Fees** | **947.68** |
| Car & Truck | 3,492.36 |
| Chemical Waste Recycle | 7,655.20 |
| Contractors | 6,376.10 |
| Delivery & Freight | 2,517.23 |
| Dues & Subscriptions | 560.00 |
| Employee Benefits | 0.00 |
| Housing Stipend | 11,734.60 |
| **Total Employee Benefits** | **11,734.60** |
| General & Administrative | 900.68 |
| Insurance | 523.65 |
| Job Supplies | 1,228.91 |
| Legal & Professional Services | 14,090.20 |
| Meals & Entertainment | 1,144.91 |
| Miscellaneous | 4,322.40 |
| Office Supplies & Software | 2,414.84 |
| Refund | 40,559.00 |
| Reimbursable Expenses | 154.00 |
| Rent & Lease | 11,648.00 |
| Repairs & Maintenance | 7,610.43 |
| Research & Development | 82,415.42 |
| Research Supplies | 9,655.32 |
| Salaries & Wages | 55,261.92 |
| Security & Alarm | 1,261.92 |
| Taxes & Licenses | 10.00 |
| Payroll Taxes | 6,266.51 |
| **Total Taxes & Licenses** | **6,276.51** |
| Travel | 790.67 |
| Utilities | 3,448.74 |
| **Total Expenses** | **$276,990.69** |
| NET OPERATING INCOME | **$ -256,715.69** |
| Other Expenses |  |
| Depreciation | 31,180.00 |
| **Total Other Expenses** | **$31,180.00** |
| NET OTHER INCOME | **$ -31,180.00** |
| NET INCOME | **$ -287,895.69** |

# Remedy

## BALANCE SHEET

### As of December 31, 2019

| | TOTAL |
|---|---|
| ASSETS | |
|   Current Assets | |
|   Bank Accounts | |
|     TOTAL BUS CHK (0028) | 27,977.86 |
|   **Total Bank Accounts** | **$27,977.86** |
|   Other Current Assets | |
|     Loan to Shareholder | 0.00 |
|   **Total Other Current Assets** | **$0.00** |
|   **Total Current Assets** | **$27,977.86** |
|   Fixed Assets | |
|     Accumulated Depreciation | -31,180.00 |
|     Equipment & Machinery | 155,900.26 |
|   **Total Fixed Assets** | **$124,720.26** |
| **TOTAL ASSETS** | **$152,698.12** |
| LIABILITIES AND EQUITY | |
|   Liabilities | |
|   Current Liabilities | |
|   Credit Cards | |
|     G. MANDELL (9135) | -62,643.88 |
|     J. BURSTEIN (6448) | 62,969.91 |
|     **Total G. MANDELL (9135)** | **326.03** |
|   **Total Credit Cards** | **$326.03** |
|   Other Current Liabilities | |
|     Loan from Shareholder | 80,267.78 |
|   **Total Other Current Liabilities** | **$80,267.78** |
|   **Total Current Liabilities** | **$80,593.81** |
|   **Total Liabilities** | **$80,593.81** |
|   Equity | |
|     Owner's Pay & Personal Expenses | 360,000.00 |
|     Retained Earnings | 0.00 |
|     Net Income | -287,895.69 |
|   **Total Equity** | **$72,104.31** |
| **TOTAL LIABILITIES AND EQUITY** | **$152,698.12** |

# Remedy

## STATEMENT OF CASH FLOWS

### January - December 2019

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** |  |
| Net Income | -287,895.69 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Loan to Shareholder | 0.00 |
| Accumulated Depreciation | 31,180.00 |
| G. MANDELL (9135) | -62,643.88 |
| G. MANDELL (9135):J. BURSTEIN (6448) | 62,969.91 |
| Loan from Shareholder | 80,267.78 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **111,773.81** |
| **Net cash provided by operating activities** | **$ -176,121.88** |
| **INVESTING ACTIVITIES** |  |
| Equipment & Machinery | -155,900.26 |
| **Net cash provided by investing activities** | **$ -155,900.26** |
| **FINANCING ACTIVITIES** |  |
| Owner's Pay & Personal Expenses | 360,000.00 |
| **Net cash provided by financing activities** | **$360,000.00** |
| **NET CASH INCREASE FOR PERIOD** | **$27,977.86** |
| **CASH AT END OF PERIOD** | **$27,977.86** |

Remedy Processors LLC
Statement of Changes in Owner's Equity
For the year Ended in December 31, 2019

| | |
|---|---|
| **Owners Equity at January 1st, 2018** | **$0** |
| | |
| Add: | |
|     Owner's capital contribution | $360,000 |
|     Net income | -$287,895.69 |
| | |
| | |
| Deduct: | |
|     Owner's draws | $0 |
| | |
| **Owner's Equity at December 31st, 2019** | **$72,104.31** |

# Remedy

## PROFIT AND LOSS

December 2018

| | |
|---|---|
| Income | |
| **Total Income** | |
| GROSS PROFIT | |
| Expenses | |
| **Total Expenses** | |
| NET OPERATING INCOME | |
| NET INCOME | |

# Remedy

BALANCE SHEET

As of December 31, 2018

ASSETS

**TOTAL ASSETS**

LIABILITIES AND EQUITY

Liabilities

**Total Liabilities**

Equity

Retained Earnings

Net Income

**Total Equity**

**TOTAL LIABILITIES AND EQUITY**

# Remedy

## STATEMENT OF CASH FLOWS

December 2018

---

**OPERATING ACTIVITIES**

Net Income

Adjustments to reconcile Net Income to Net Cash provided by operations:

**Net cash provided by operating activities**

NET CASH INCREASE FOR PERIOD

CASH AT END OF PERIOD


Remedy Processors LLC
Statement of Changes in Owner's Equity
For the year Ended in December 31, 2018


**Owners Equity at January 1st, 2018**                                  **$0**

Add:
    Owner's capital contribution                              $0
    Net income                                                $0

Deduct:
    Owner's draws                                             $0

**Owner's Equity at December 31st, 2018**                               **$0**

**EXHIBIT B**

*Company Summary*



**Company:** Remedy Processors

**Market:** Hemp

**Product:** Cannabis and hemp products and services, including THC remediation, isolation, custom formulation, and more



## Company Highlights

- Generated more than $303,000 in revenue through October 2020, up 1,474% when compared to the same period last year
- Earned customers in 2020 like Frosty's Extracts, Imperial CBD, Full Sail Farms, and Everything Hemp
- October 2020 was a record revenue month, with more than $60,700 in revenue generated
- Raised $500,000 from an angel investor in November 2020

### EXECUTIVE SNAPSHOT

Founded in late 2018, Remedy Processors is a Southern California-based company aiming to raise the scientific standards of the hemp industry through its remediation, separation, isolation, and custom formulation services and products. The company delivers solutions to both consumers and businesses by leveraging technology and in-house research and development to create unique cannabinoid experiences. In 2020, the company has significantly increased revenue, up 1,474% in October compared to the same period in 2019, as well as clients.

### PERKS

Investors that purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $4.25 million valuation cap instead of a $5.5 million valuation cap. That means, in connection with equity financing of at least $1 million, the company has the option to convert the Crowd Note into non-voting preferred membership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per interest paid for preferred membership interests by investors in the Qualified Equity Financing or (B) the price per interest based on a $4.25 million valuation cap (instead of $5.5 million).

### COMPANY SUMMARY



## Opportunity

The U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide in 2018.[i]
In conjunction with this regulatory change, consumer interest in hemp and CBD products has created a market opportunity for entrants looking to satisfy consumer demands for hemp-derived products.[ii]
Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[iii]

Remedy Processors is a startup that provides a range of services around cannabinoids, including remediation, separation, isolation, and formulation. The company serves both businesses – through custom formulations, THC remediation, and white-label services – as well as consumers – through Remedy Processors-branded products. The company has spent the last two years in research and development to develop scalable processes to repeatedly and accurately remove THC, without diluting the quality of the hemp concentrates, so it can serve the greater cannabis and hemp market effectively.

## Product

Remedy Processors offers a range of services in the cannabis industry. Those services and products are:

- Remediation
- Custom formulations
- Remedy Processors'-branded Canna Complexes

*Remediation*

Remedy Processors offers processing services to businesses that are looking to remove THC from hemp-derived concentrates. Remedy Processors leverages chromatography to remove the THC, a process that the company believes is adaptable into targeting and isolating other compounds in hemp concentrates. Remedy Processor's THC remediation service lowers the THC concentration below 0.3%, so the material maintains its cannabinoid profile, while staying compliant.



Additionally, Remedy Processors offers remediation for cannabis from several pesticides. The company currently offers this service through partners while it waits for a regulatory license.

*Custom Formulations*



The company isolates specific cannabinoids from a concentration so that a client customer can create custom formulations. Remedy Processors can isolate CBD, CBG, CBC, and CBN. In practice, this enables clients to make a lotion, a tincture, or a concentrate, with a specific amount of each cannabinoid in each mix. Clients can either choose the mix or allow Remedy Processors to provide recommendations.

*Remedy Processors'-branded Canna Complexes*

Remedy's beauty and personal care products all start with its Canna Complexes. The company leverages the potential of nature's cannabinoids, each product starting with a broad spectrum. From there, Remedy Processors adds select minor cannabinoids depending on the desired mix. The company develops products that are targeted and focused for specific applications.

Remedy Processors currently has three products ready for distribution, both private label and white label.


Anti-Aging Face Cream


Relax and Recover Body Oil


Perfect Hair Shampoo

## Use of Proceeds

### Minimum Raised

Should Remedy Processors raise a minimum of $25,000 in this crowdfunding offering, the company will allocate funds across a variety of functions, including: intermediary fees (5%), equipment (70%), general marketing (10%), working capital (10%), and general and administrative costs (5%).

### Maximum Raised

Should Remedy Processors raise a maximum of $250,000 in this crowdfunding offering, the company will allocate funds across a variety of functions, including: intermediary fees (5%), equipment (70%), general marketing (10%), working capital (10%), and general and administrative costs (5%).







| Equipment | Working Capital | General and Administrative |
|---|---|---|
| The company intends to use a portion of funds towards the purchase of equipment, enabling the company to expand its production capabilities. | Remedy Processors plans to use capital towards general working needs of the business as they arise. | The company aims to use funds for general and administrative needs of the business, like software, office expenses, etc. |

| Intermediary Fees | General Marketing |
|---|---|
| The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign. | General marketing funds will be used to market Remedy Processors products, in the hopes of attracting additional customers. |

Product Roadmap

Remedy Processors has multiple planned services, product, and business expansions throughout the next two years. Highlights from the product and business potential strategy for the next two years include:

*2021*
- Continue THC remediation for 3rd parties, however, continuously allocate more capacity to the development of in-house premium concentrates
- Branded products (concentrates) to be sold at the wholesale level for several, additional specific applications
- Develop new products (wholesale creams, lotions, serums, etc.) with additional active ingredients (beyond cannabinoids)
- Earn pesticide remediation license to remove pesticides from the cannabis extracts
- Lower production cost per gram to below $.10 per gram



*2022*

- Begin exploring retail opportunities in specific niches for new products the company believes can have outsized impact
- Finance material suppliers with assets who can guarantee quantity and quality of starting raw material for the company's products and services. Remedy Processors will not purchase the raw material, but rather aims to charge suppliers a fee for processing and commercializing the material under its brand.

Business Model

Remedy Processors primarily generates revenue in two ways, THC remediation and the wholesale of premium concentrates it develops.

- **THC Remediation:** For THC remediation services, the company charges clients a fee per output gram processed.
    - In October 2020, for example, the average output price per gram was $0.45. This output cost Remedy Processors $0.22 to develop.

- **Wholesale of Premium Concentrates:** The company would create custom, formulated concentrates to wholesalers for purchase. This process involves purchasing raw material, processing it, and then selling it to customers.
    - In October 2020, for example, the average output price per gram was $1.80. This output cost Remedy Processors $1.07 to develop.

## USER TRACTION

Remedy Processors has secured clients across the cannabis industry for a wide range of services. Notable clients include:





**Frosty's Extracts**

Remedy Processors provides bulk remediation services for Frosty's Extracts, an Oregon-based CBD producer, processor, and distributor. Company became a Remedy Processors client in February 2020.

**Imperial CBD**

Remedy Processors began working with Imperial CBD, a California company that offers CBD manufacturing and distillation services, in September 2020.





**Everything Hemp**
In September 2020, Everything Hemp and Remedy Processors entered into an LOI.



**Full Sail Farm**
Full Sail Farm is a farm focused on boutique hemp flower and hemp extracts and CBD products. Remedy Processors and Full Sail entered into an agreement in February 2020 for remediation services.

## HISTORICAL FINANCIALS

To date, Remedy Processors has generated about $323,300 in revenue since it began operating in January 2019. In 2020, through October, the company has generated about $303,060 in revenue, up 975% when compared to the same period in 2019. The sharp increase in revenue can be explained by the company earning more customers in 2020 due to successful research and development efforts that have improved product quality, thereby helping the company attract more customers. In 2019, Remedy Processors earned $20,275 in revenue, its first year of generating revenue.





In 2020 through October, Remedy Processors has incurred about $305,900 in total expenses, up about 66% compared to the same period in 2019. Expenses have increased in 2020 as the company has increased overall spend on research and development to continue to develop its product. In 2019, the company incurred $276,984 in expenses.



A breakdown of all expenses that represented at least 5% of total expenses in 2020 through October:





A breakdown of all expenses that represented at least 5% of total expenses in 2019:



In 2020 through October, Remedy Processors has sustained about $46,380 in net operating loss. In all of 2019, the company incurred a $256,510 in net operating loss. As of November 2020, the company had ~$22,200 in cash assets.



## INDUSTRY AND MARKET ANALYSIS

The global legal marijuana market was valued at $17.7 billion in 2019 by Grandview Research, with the industry projected to grow by an 18.1% compound annual growth rate (CAGR) until 2027. Growth is projected to be driven by legalization of marijuana in various countries, as well as the momentum of medical cannabis usage. With legalization, countries decrease the black market for cannabis, in additional to earning tax revenues. California, for instance, collected $345 million in cannabis tax revenues in 2018.[iv]



The medical cannabis segment earned about 71% of revenue share in 2019. However, by 2027, Grandview Research estimates that recreational cannabis usage will emerge as the fastest-growing segment. Among products, the buds segment is the largest, with $9.1 billion in revenue in 2019. The oils segment is forecast to grow the fastest during the research period with many individuals using it to improve the treatment of cancer and nausea, as well as improving sleep and alleviate stress and anxiety. [v]

In 2018, the U.S. Farm Bill designated hemp as an agricultural crop and made it legal to farm nationwide.[vi] Increasing consumer interest in hemp and CBD is driving new market entrants to fill shelves with hemp-derived products to meet the growing demand in an evolving regulatory environment.[vii] Marijuana is grown by selectively breeding for high concentrations of the psychoactive tetrahydrocannabinol (THC), whereas hemp is cultivated for high concentrations of cannabidiol (CBD). According to the Farm Bill, hemp is legal provided that it contains no more than 0.3% THC.[viii] According to an article at Harvard Health Publishing, CBD is commonly used to address health issues such as anxiety, insomnia, and chronic pain. The strongest scientific evidence for CBD's treatment of health issues is its effectiveness in fighting childhood epilepsy syndromes such as Dravet Syndrome and Lennox-Gastaut syndrome (LGS).[ix]

Although the Farm Bill changed the federal government's position on hemp farming and the production of CBD oils, individual states have not responded in-kind and the debate on the substance's legality is still murky. Also, in testimony before Congress, former FDA commissioner Scott Gottlieb suggested that potent CBD products be regulated as a pharmaceutical product requiring FDA approval, while low-dose products continue to be allowed to stay on the shelves of CBD merchants.[x] Currently, the FDA maintains that it is a prohibited act to introduce into interstate commerce any food to which CBD or THC has been added and that both CBD and THC are excluded from the definition of "dietary supplement" and cannot be marketed or sold as such.[xi]

In 2019, venture capital financings in cannabis companies surpassed $2.8 billion, a record high, and a 77.5% increase from 2018. Deal count in 2019 was also record-setting, with 391 venture financings. 2018 also saw significant growth in funding towards cannabis companies, with nearly $1.60 billion invested, a 199% year-over-year increase across 270 total deals. Deal count surpassed 100 total deals for the first time in 2015, with 128 such venture financings, a 106% increase from 2014. Between 2009 and 2019, there has been $5.69 billion invested across 1,257 venture capital deals in cannabis companies. Over 77% of capital invested from 2009 to 2019 occurred in 2018 and 2019.[xii]




**Tennessee Harvester:** Nashville-based Tennessee Harvester is a hemp remediation facility and services provider focused on serving clients in the Southeast. The company provides THC remediation that utilizes proprietary molecular separation to separate products for partners. Additionally, the company offers private label services for CBD companies. Tennessee Harvester helps clients with a variety of packaging services, including branded labels, boxes, and coloring. Finally, Tennessee Harvester has a wholesale program that has been created to provide pharmacies, independent manufacturers, and healthcare professionals with access to CBD oil products in bulk. The company reports having certifications and memberships from Hemp Industries Association, Tennessee Department of Agriculture, and other organizations.[xiii]

**Treehouse Hemp:** Treehouse works in the industrial hemp industry and aims to improve the standard of scientific innovation, regulatory compliance, and manufacturing excellence within the industry. The company provides pure cannabinoid isolates, guaranteed THC-removed full-spectrum products, and custom cannabinoid formulations at commercial volumes globally. Treehouse also reports having an extensive IP portfolio and cutting-edge production facility.[xiv]

**Green Machine Labs:** California-based Green Machine Labs specializes in the production of extraction and distillation equipment for cannabis. In addition to equipment, the company has developed technology for botanical extraction processes. Applications of its remediation processes and technology include pesticide remediation, heavy metal remediation, and hot CBD remediation, among other processes.[xv] Interested customers can get a quote from the company for pricing.

**Centuria Remediation:** Founded in 2014, Centuria Remediation provides remediation solutions for cannabis companies. For CBD remediation services, the company reports a two-week turnaround, a >90% CBD recovery rate, and a >90 THC reduction.[xvi] In addition to its remediation offerings, the company offers contract manufacturing, private-label services, and wholesale. The company's facility is located in Nevada, where it is home to the company's technologies, research and development team, and manufacturing.

EXECUTIVE TEAM



**Jason Burstein, Co-Founder and CEO:** Jason has accumulated more than six years of experience in the cannabis industry. Since co-founding Remedy Processors, he has focused on developing and maintaining positive relationships with each of the company's clients. Before Remedy Processors, he led business development and operations at F/ELD and previously worked in TV and film production for a decade. Jason earned his BS in Film and Digital Media at University of California Santa Cruz.





**Gabriel Mandell, Co-Founder and CTO:** Before co-founding Remedy Processors, Gabriel trained at the MET Labs at the University of Southern California. At Remedy Processors, Gabriel drives research and development inside the company's lab every day. He has worked at Frederick Dorwart Lawyers and Combi-Blocks as a part of their chemical engineering teams. Gabriel received his BS in Chemical Engineering from the University of Southern California, where he also received the Presidential Scholarship and was on the Viterbi School of Engineering Dean's List from 2014 to 2016.



**Jesse Mandell, COO:** Jesse's background is in mechanical engineering, which informs his operational skills and focus in his role at Remedy Processors. He focuses on ensuring that the lab is operating efficiently so the company can better serve its customers. Jesse received his B.S. in Mechanical Engineering with a concentration in Industrial and Manufacturing Engineering from California Polytechnic State University, San Luis Obispo.



**Pablo Mitre, Head of Finance and Strategy:** Pablo manages the company's finances, as well as finding and developing growth opportunities for the business. Before joining the Remedy Processors team, Pablo worked as the Head of Growth for Matilock, Inc. and as a Financial Analyst for VEX Capital. He received a dual bachelor's degree in Finance and Corporate Innovation and Entrepreneurship from the Kelley School of Business at Indiana University.

## PAST FINANCING

In late November 2020, Remedy Processors raised $500,000 from an angel investor. The investor purchased a ~13% interest in the company's LLC. This investment gave the company a $3.84 million post-money valuation. Remedy Processors anticipates closing on this investment in early to mid December.

## INVESTMENT TERMS

**Security Type:** Crowd Note
**Round Size:** Min: $25,000 Max: $250,000
**Discount Rate:** 20%
**Valuation Cap:** $4.25 million or $5.5 million
**Conversion Provisions:** In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred membership interests (Conversion Interests) at a price based on the lower of (A) a 20% discount to the price per interest for preferred membership interests by investors in the Qualified Equity Financing or (B) the price per interest paid on a $4.25 million or $5.5 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.



Investment Risk

*An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment.* There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,



- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[ii] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[iii] http://fortune.com/2018/12/21/hemp-federal-farm-bill/

[iv] https://www.grandviewresearch.com/industry-analysis/legal-marijuana-market

[v] https://www.grandviewresearch.com/industry-analysis/legal-marijuana-market

[vi] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[vii] https://www.supermarketnews.com/organic-natural/boomers-and-millennials-alike-are-buzzing-about-CBD

[viii] http://fortune.com/2018/12/21/hemp-federal-farm-bill/

[ix] https://www.health.harvard.edu/blog/cannabidiol-cbd-what-we-know-and-what-we-dont-2018082414476

[x] https://www.politico.com/story/2019/05/31/states-hemp-oil-market-1460113

[xi] https://www.fda.gov/media/131878/download

[xii] PitchBook Data, Inc.; Downloaded on March 28, 2019

[xiii] https://www.tennesseeharvester.com/

[xiv] https://treehousehemp.com/about-us/

[xv] https://www.grmlabs.com/remediation

[xvi] https://www.centuriaremediation.com/

# EXHIBIT C

*Subscription Agreement*

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Remedy Processors LLC
7919 Silverton Ave #402
San Diego, CA 92126

Ladies and Gentlemen:

The undersigned understands that Remedy Processors LLC, a California Limited Liability Corporation organized under the laws of California (the "Company"), is offering up to $250,000.00 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated December 16 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

**1. Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

**2. Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

**3. The Closing.** The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on April 19, 2021 or at such other time and place as the Company may designate by notice to the undersigned.

**4. Payment for Securities.** Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

**5. Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

**b)** The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

**c)** The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

**d)** Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

**6. Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

*a) General.*

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

*b) Information Concerning the Company.*

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

### c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

### d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

### e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

**7. Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

**8. Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

**9. Legend.** The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

**10. Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

**11. Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

**12. Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

**13. Dispute Resolution.**

**a) General Rule.**

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

**b) Appeal of Award.**

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

**c) Effect of Award.**

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

**d) No Class Action Claims.**

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

**14. Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

**15. Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

**16. Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

**17. Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

| | |
|---|---|
| **If to the Company:** | 7919 Silverton Ave #402<br>San Diego, CA 92126<br>Attention: Jason Burstein |
| **with a copy to:** | BEVILACQUA PLLC<br>1050 Connecticut Avenue, NW<br>Suite 500<br>Washington, DC 20036<br>Attention: Louis A. Bevilacqua, Esq. |
| **If to the Purchaser:** | [PURCHASER ADDRESS]<br>[E-MAIL ADDRESS] |

**18. Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

**19. Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

**20. Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

**21. Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

| **PURCHASER (if an individual):** |
| --- |
| By_____ <br> Name: |

| **PURCHASER (if an entity):** |
| --- |
| _____ <br> Legal Name of Entity <br><br> By_____ <br> Name: <br> Title: |

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

| **Remedy Processors LLC** |
| --- |
| By_____ <br> Name: <br> Title: |

**EXHIBIT D**

*Crowd Notes*

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Remedy Processors LLC

# CROWD NOTE

FOR VALUE RECEIVED, Remedy Processors LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $4.25 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 19, 2021.

**1. Definitions.**

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's preferred interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for preferred interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of membership interests of outstanding membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for membership interests, (ii) exercise of all outstanding options and warrants to purchase membership interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000.00 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's preferred membership interests that is identical in all respects to the units of preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred

Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy; and

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion membership interests pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion membership interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion membership interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion membership interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion membership interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of units of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion membership interests pursuant to Section 2 (a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion membership interests.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion membership interests; or (b) the payment of amounts due to the Investor pursuant to Section 2 (c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion membership interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Membership Interests**. The Conversion Membership Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g.  **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4.  **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a.  **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b.  **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c.  **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d.  **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e.  **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f.  **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g.  **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5.  **Miscellaneous**.

a.  **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of capital membership interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Membership Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Membership Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

    a.  **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b.  **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c.  **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d.  **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

# Remedy Processors LLC

# CROWD NOTE

FOR VALUE RECEIVED, Remedy Processors LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $5.5 million.

The "**Discount**" is 20%.

The "**Offering Deadline**" is April 19, 2021.

**1. Definitions.**

a. "**Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's preferred interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for preferred interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of membership interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the membership interests of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership interests of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of membership interests of outstanding membership interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for membership interests, (ii) exercise of all outstanding options and warrants to purchase membership interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000.00 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred membership interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred membership interests in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean units of a series of the Company's preferred membership interests that is identical in all respects to the units of preferred membership interests issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred

2

Membership Interests in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Membership Interests), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy; and

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

  m. "**Target CF Minimum**" shall mean $25,000.00 raised via Regulation CF.

## 2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion membership interests pursuant to the following:

    i. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion membership interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion membership interests prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion membership interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion membership interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the membership interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive membership interests of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to preferred membership interests. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of units of preferred membership interests of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion membership interests pursuant to Section 2 (a).

d.  **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion membership interests.

e.  **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion membership interests; or (b) the payment of amounts due to the Investor pursuant to Section 2 (c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a.  **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b.  **Authorization**. Except for the authorization and issuance of the Conversion membership interests issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and unitholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c.  **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d.  **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e.  **Valid Issuance of Membership Interests**. The Conversion Membership Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f.  **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any units of capital membership interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of California as applied to other instruments made by California residents to be performed entirely within the state of California regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Membership Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Membership Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred membership interests sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

**EXHIBIT E**

*Pitch Deck*



# Remedy Processors™
## Quality in Every Drop

# Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

***Please see the end of this presentation for important risk disclosure information.***

## Our Vision

To improve lives by raising the scientific standard of the Hemp and Cannabis industry, one drop at a time.

## Our Mission

To be the leading provider of remediation services and the number one supplier of isolated cannabinoid compounds globally.

## Industrial Hemp Market Worth $15.26 Billion By 2027 | CAGR: 15.8%

February 2020 | Report Format: Electronic (PDF)

The global industrial hemp market size is expected to reach USD 15.26 billion by 2027, exhibiting a revenue-based CAGR of 15.8% over the forecast period, according to a new report published by Grand View Research, Inc. Growing preference for eco-friendly products in thermal insulation, coupled with rising use of the product as fiberglass alternative is expected to drive the growth.

Source: https://www.grandviewresearch.com/press-release/global-industrial-hemp-market

### Report Overview

The global legal marijuana market is valued at USD 17.7 billion in 2019 and is expected to expand at a significant CAGR of 18.1% over the forecast period. The rise in the legalization of marijuana in various countries is one of the key factors driving market growth. The use of cannabis for medical purposes is gaining momentum worldwide owing to recent legalization in various countries. Medical marijuana is used for the treatment of chronic conditions, such as cancer, arthritis, and neurological conditions, such as anxiety, depression, epilepsy, and Parkinson's, and Alzheimer's disease. Such a wide scope of application is anticipated to bode well for the product demand.

Source: https://www.grandviewresearch.com/industry-analysis/legal-marijuana-market

## Global $5.3 Bn Cannabidiol (CBD) Oil Market to 2025



Source: https://www.prnewswire.com/news-releases/global-5-3-bn-cannabidiol-cbd-oil-market-to-2025--301133896.html

# Problem

Extracted hemp concentrates cannot be sold until the THC is removed

**1**     2018 Federal U.S. Farm Bill      ⟶      Federally legalized hemp

**2**     Legal hemp MUST not be over 0.3% THC[1]      ⟶      Excess THC must be mitigated

**3**     THC levels tend to rise above legal limit during extraction of oils and concentrates[1]      ⟶      THC removal is required

*Source: https://wp.nyu.edu/dispatch/the-truth-about-cbd-concentrates/*

# Timing is now...

- We believe there is a window of opportunity for niche players:

  - Edibles, topicals, pharmaceuticals, sublingual, inhalables, and pet care hemp products all start with raw extracts.

  - We believe there is value in niche opportunities and in essential adjacent services such as the removal of THC from hemp derived oils and custom formulated concentrates.

# THC Remediation

Remove THC without removing the valuable compounds in hemp concentrate

**1** Removing THC in a cost effective, scalable method is extremely challenging. Remedy's trade secrets are designed to repeatedly and accurately remove THC without diluting the quality of the extract.

**2** After 1.5 years of R&D, we believe we offer high quality services that are differentiated in the market.

High quality = best yield + great cannabinoid potency. Due to data tracking, we improve with every gram we process.



# THC Remediation Techonology



This is in our lab ↑

Our technology leverages chromatography to remove THC from hemp-derived concentrates.

**Chromatography is adaptable,** allowing us to target and isolate any compound in the hemp concentrates.

Leveraging this technology, we can allocate our processing capacity to different services and potential new revenue streams at no additional cost.

# Our Perceived Competitive Differentiation

### Flexibility

Our trade secrets and processes are designed to allow us to lower risk and quickly adapt to new market trends in an ever-evolving market.

### Low Cost

Cost-effective process that enables us to be competitive on pricing in the market.

### Quality

We aim to deliver outsized mass and cannabinoid potency yields. We hope this focus on maintaining such quality (cosmetic and pharma-grade) will set us apart and help us enter long-standing relationships with clients.

### Speed

Quick turnaround with processes that are refined with every new client.

# Traction

Remedy started in January 2019, then developed trade secrets to remediate pesticides from cannabis.

In May 2019, the company pivoted to THC remediation.

2020 Sales:
- January = $17K
- February = $29K
- March = $22K
- April = $20K
- May = $31K
- June = $46K
- July = $28K
- August = $12K
- September = $35K
- October = $60K
  - Our best month ever

Production Capacity: From 0 to 30 kgs per week

## Phase 1: THC Remediation & Wholesale of Premium Concentrates (Current)

- THC Remediation requires zero inventory, we charge per output gram processed
- Wholesale Premium Concentrates with specific applications (luxury eye-creams, serums, etc.), we charge per gram sold. By leveraging our quick turnaround and relationships with suppliers, everything is made to order.
- Through JVs and consulting projects, we are figuring out the optimal applications of different custom formulated hemp concentrates which will be branded and commercialized for such specific applications.

Business model:



1. THC Remediation: Charge a fee per gram processed (70%)

2. Wholesale (25%)

3. Consulting (5%)

# Phase 2: Branded concentrates phase (2nd half 2021)

- Continue THC remediation for 3rd parties, while allocating more capacity to the development of our premium concentrates.
- Branded products (concentrates) to be sold at the wholesale level for several specific applications.
- Develop new products (wholesale creams, lotions, serums, etc.) with other beneficial active ingredients.

Business model:



1. THC Remediation: Charge a fee per gram processed (50%)

2. Wholesale (45%)

3. Consulting (5%)

# Phase 3: Finance suppliers, process material, and commercialize our products both wholesale and retail (2022+)

- Finance suppliers with assets who can guarantee us quantity and quality of starting raw material
- We do not purchase the raw material; we charge suppliers a fee for processing and commercializing the material under our brand. The remainder we give back to the suppliers.
- Possibly begin exploring retail opportunities in niches that are underserved.

Business model:



1. THC Remediation: Charge a fee per gram processed (20%)

2. Wholesale & Retail (55%)

3. Finance suppliers (20%)

3. Consulting (5%)

# Our Roadmap To Date

The investment will help us increase our processing capacity, increase our pace of R&D, and hopefully grow our wholesale presence faster.



| Reproducibly remove THC | | Produce 150 kgs weekly | | Cost <$.10 per gram | | Branded Products |
| Q3 2019 | | Q3 2020 | | Q1 2021 | | Q3 2021 |
| | Cost <$.35 per gram | | Isolate CBG, CBN, CBC | | Add distillation | |
| | Q1 2020 | | Q4 2020 | | Q2 2021 | |



# The Team

## PABLO MITRE – Head of Finance and Strategy

Pablo focuses on finding and developing growth opportunities for our business. Before joining the Remedy team, Pablo worked as the Head of Growth for Matilock, Inc. and as a Financial Analyst for VEX Capital. He received a dual Bachelor's degree in Finance and Corporate Innovation and Entrepreneurship from the Kelley School of Business at Indiana University.

## JESSE MANDELL - COO

With a background in mechanical engineering, Jesse helps ensure every piece of the puzzle is working correctly inside our lab daily. Jesse received his B.S. in Mechanical Engineering with a concentration in Industrial and Manufacturing Engineering from California Polytechnic State University, San Luis Obispo.

### JASON BURSTEIN - CEO

With over five years of experience in the cannabis industry, Jason focuses on developing and maintaining long lasting relationships with each of our clients. Before Remedy, he led the business development and operations at F/ELD and previously worked in TV and film production for a decade. Jason managed large production teams, handled crisis management, and developed a strong foundation in digital media.

### GABRIEL MANDELL - CTO

Trained at MET Labs at University of Southern California, Gabriel carries out the R&D inside our lab every day. He has worked at Frederick Dorwart Lawyers and Combi-Blocks as a part of their chemical engineering teams. Gabriel received his B.S. in Chemical Engineering from USC



The Team

# Risk Disclosures

**Investment Risk**

***An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity.*** You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

# Risk Disclosures

**Company Risk**

*The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:*

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

# Risk Disclosures

**Company Risk (cont'd)**

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.